UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 30, 2024

Southern California Bancorp

(Exact name of Registrant as specified in its charter)

California	001-41684	84-3288397
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12265 El Camino Real, Suite 210 San Diego, CA	92310
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (844) 265-7622

Not Applicable

(Former name or former address, if changes since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	BCAL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Section 1 - Registrant’s Business and Operations

Item 1.01	Entry Into a Material Definitive Agreement

On January 30, 2024, Southern California Bancorp, (“SCB”) (Nasdaq: BCAL), parent company of Bank of Southern California, N.A. (“SCB Bank”), and California BanCorp, (“CBC”) (Nasdaq: CALB), parent company of California Bank of Commerce (“CBC Bank”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which CBC will merge with and into SCB (the “Merger”) with SCB surviving, followed immediately thereafter by the merger of CBC Bank with and into SCB Bank, with SCB Bank surviving (the “Bank Merger”). The Merger is expected to be completed in the third quarter of 2024, subject to approval of the Merger by shareholders of SCB and CBC, receipt of required regulatory and other approvals and satisfaction of customary closing conditions.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each outstanding share of CBC common stock, excluding certain specified shares, will be converted into the right to receive 1.590 shares of SCB common stock (the “Exchange Ratio”). The Merger is expected to qualify as a tax-free reorganization for shareholders of CBC who receive SCB common stock.

At the Effective Time of the Merger, each unvested CBC restricted stock unit award outstanding held by a non-continuing CBC board member will vest and will be converted to the right to receive a number of shares of SCB common stock based on the Exchange Ratio, and all other unvested restricted stock units held by continuing employees and directors will be assumed by SCB. In addition, each CBC stock option, whether or not then exercisable, that is outstanding immediately prior to the Effective Time will be canceled and exchanged for the right to receive an amount of cash equal to the product of (x) the total number of shares of CBC common stock subject to such option and (y) the excess, if any, of (A) the product of (1) the volume weighted average price of SCB common stock on each of the last ten trading days ending on the fifth trading day immediately prior to the Effective Time, and (2) the Exchange Ratio, over (B) the exercise price per share under such option, less applicable taxes required to be withheld with respect to such payment.

Governance Matters

The Merger Agreement also provides, among other things, that effective as of the Effective Time (i), Mr. David I. Rainer, the current Chief Executive Officer and Chairman of SCB, will serve as Executive Chairman of the surviving corporation, surviving bank, and of their boards of directors, (ii) Mr. Steven E. Shelton, the current Chief Executive Officer of CBC, will serve as the Chief Executive Officer, as well as a member of the board of directors, of the surviving corporation and surviving bank, (iii) Mr. Thomas A. Sa, the current President, Chief Financial Officer and Chief Operating Officer of CBC, shall serve as the Chief Operating Officer of the surviving corporation and of the surviving bank, (iv) Mr. Richard Hernandez, the current President of SCB, shall serve as the President of the surviving corporation and of the surviving bank, and (v) Mr. Thomas G. Dolan, the current Chief Financial Officer of SCB, shall serve as the Chief Financial Officer of the surviving corporation and Chief Strategy Officer of the surviving bank. In the Merger Agreement, SCB and CBC have agreed that the boards of directors of SCB and SCB Bank after the Merger will consist of twelve (12) members, with six (6) each from the current SCB and CBC (and their subsidiary banks’) boards of directors, with a needed amendment to SCB’s bylaws made to provide for the increased board size. SCB and CBC also have agreed to evaluate rebranding the names of the surviving corporation and surviving bank.

Other Terms; Closing Conditions; Termination

The Merger Agreement contains various customary representations, warranties and covenants by SCB and CBC. Both CBC and SCB agreed to conduct their respective businesses in the ordinary course and forbear from taking certain actions while the acquisition is pending. In addition, both SCB and CBC agreed that neither company will initiate, solicit or encourage proposals for an alternative business combination transaction or, subject to certain exceptions, enter into discussions or furnish information in connection with any proposals for alternative business combination transactions.

Completion of the Merger is subject to certain customary conditions, including (i) approval by CBC’s shareholders, (ii) approval by SCB’s shareholders, (iii) receipt of required regulatory approvals, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the Bank Merger, (v) effectiveness of the registration statement for the SCB common stock to be issued as consideration in the Merger, (vi) subject to certain materiality thresholds, the accuracy of the representations and warranties of the other party, including the absence of Material Adverse Effect (as defined in the Merger Agreement), (vii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (viii) each party’s receipt of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains certain termination rights for both SCB and CBC, including if (i) the Merger is not consummated by January 30, 2025, (ii) the required regulatory approvals are not obtained, (iii) the approval of SCB’s shareholders or CBC’s shareholders is not obtained, or (iv) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied.

The Merger Agreement provides certain additional termination rights for each company related to competing acquisition proposals for both SCB and CBC and further provides that a termination fee of $9,300,000 will be payable by either SCB or CBC, as applicable, in the event of a termination of the Merger Agreement under certain circumstances.

Voting Agreements

In connection with the Merger Agreement, each of the directors of CBC and SCB entered into a voting agreement in which they agreed, among other things, to vote their shares of CBC or SCB common stock, as the case may be, in favor of the Merger.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement and Plan of Merger and Reorganization, which is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Merger Agreement (i) will not survive consummation of the Merger, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as the result of a willful breach, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding SCB or CBC or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding SCB, CBC, and their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of SCB that will include a joint proxy statement of SCB and CBC and a prospectus of SCB, as well as in the Forms 10-K, Forms 10-Q and other filings that SCB and CBC make with the Securities and Exchange Commission (the “SEC”).

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On January 30, 2024, SCB and SCB Bank entered into an Employment Agreement with David I. Rainer, which will become effective as of and subject to the Effective Time, pursuant to which he will serve as Executive Chairman of SCB and SCB Bank (the “Post-Merger Employment Agreement”). The Post-Merger Employment Agreement provides for a term of employment for four years in the role of Executive Chairman with an initial base salary of $55,000 per month, subject to review and adjustment, but not reduction, at the discretion of SCB’s board of directors, and Mr. Rainer’s participation in SCB’s management incentive plan, with Mr. Rainer’s specific acknowledgement that he is subject to SCB’s incentive compensation clawback policy. After the initial four years, Mr. Rainer’s employment will continue for one additional year as an Executive Director with a base salary of the greater of $8,333.33 per month or the then current fees for SCB and SCB Bank board members, and Mr. Rainer will remain a director of SCB and SCB Bank. Upon the Post-Merger Employment Agreement becoming effective, Mr. Rainer will be granted a restricted share unit award equivalent to $750,000 of SCB common stock, subject to vesting ratably over five years. Mr. Rainer will participate in SCB Bank’s vacation and time off policy and will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy. An automobile allowance of $1,500 will be provided to Mr. Rainer, and he will also be entitled to SCB Bank’s general benefit plans. The Post-Merger Employment Agreement provides that Mr. Rainer will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” as defined in the Post-Merger Employment Agreement. Generally, if Mr. Rainer is terminated without cause or he resigns for good reason he will be entitled to 12 months’ then current base salary and health insurance premiums for 12 months for himself and his dependents. In the context of a change in control transaction during his employment term, if Mr. Rainer is terminated or resigns for good reason while serving as Executive Chairman, or if a change in control is announced while he serves as an Executive Director and the change in control consummates, he will be entitled to 36 months’ of his then current base salary (or during his tenure as an Executive Director, his final salary as Executive Chairman), plus three times the average of his aggregate annual bonus paid or payable in the three prior calendar years (or during his tenure as an Executive Director, the final three years as Executive Chairman), plus six months’ health insurance premiums for himself and his dependents. The foregoing summary of the Post-Merger Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Post-Merger Employment Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On January 30, 2024, SCB and CBC issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference. In addition, SCB and CBC have prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors. The presentation is attached to this report as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 are furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as may be expressly set forth by specific reference in such document or filing.

Item 8.01	Other Events

On January 30, 2024, SCB and SCB Bank entered into an Employment Agreement with Steven Shelton, which will become effective as of and subject to the Effective Time, pursuant to which he will serve as Chief Executive Officer of SCB and SCB Bank (the “Shelton Employment Agreement”). The Shelton Employment Agreement provides for a term of employment for four years and automatically renews for a single one-year term absent notice of termination given by either Mr. Shelton or SCB or SCB Bank, base salary of $50,833.33 per month, subject to review and adjustment, but not reduction, at the discretion of SCB’s board of directors, and Mr. Shelton’s participation in SCB’s management incentive plan, with Mr. Shelton’s specific acknowledgement that he is subject to SCB’s incentive compensation clawback policy. Upon the Shelton Employment Agreement becoming effective, Mr. Shelton will be granted a restricted share unit award equivalent to $500,000 of SCB common stock, subject to vesting ratably over four years. Mr. Shelton’s supplemental executive retirement plan that he currently enjoys will be assumed by SCB and SCB Bank, but his maximum “Targeted Benefit Amount” (as defined is such current agreement) will be increased to 30%, and if he is terminated without “cause” (as defined in such current agreement) he will become immediately and fully vested. Mr. Shelton will participate in SCB Bank’s vacation and time off policy and will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy. An automobile allowance of $1,500 will be provided to Mr. Shelton, and he will also be entitled to SCB Bank’s general benefit plans. The Shelton Employment Agreement provides that Mr. Shelton will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” as defined in the Shelton Employment Agreement. Generally, if Mr. Shelton is terminated without cause or he resigns for good reason he will be entitled to twelve months’ then current base salary and health insurance premiums for twelve months for himself and his dependents. However, if Mr. Shelton is terminated without cause within the first three years of his employment with SCB and SCB Bank, he will be entitled to the change in control benefit under his current employment agreement In the context of a change in control transaction, if Mr. Shelton is terminated or resigns for good reason, or if the initial term of the Shelton Employment Agreement expires as a result of non-renewal by SCB Bank, he will be entitled to 24 months’ of his then current base salary, plus two times the average of his aggregate annual bonus paid or payable in the three prior calendar years, plus six months’ health insurance premiums for himself and his dependents. The foregoing summary of the Shelton Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Shelton Employment Agreement, which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

On January 30, 2024, SCB and SCB Bank entered into a Termination and Waiver Agreement with Thomas A. Sa, which terminates his existing employment agreement with CBC and CBC Bank effective as of the Effective Time, waives certain rights to severance compensation Mr. Sa has under his current employment agreement with CBC and CBC Bank in the event of a change in control, provides for terms of employment for Mr. Sa with SCB and SCB Bank after the Effective Time, and includes a change in control agreement for Mr. Sa based on SCB’s general form of such agreement(the “CIC Agreement”), with such employment terms and change in control agreement becoming effective as of and subject to the Effective Time (the employment terms, CIC Agreement and Termination and Waiver Agreement collectively referred to as the “Termination and Waiver Agreement”). Under the Termination and Waiver Agreement, Mr. Sa will serve as SCB and SCB Bank’s EVP Chief Operating Officer at a base salary of $35,416.66 per month, and will participate in SCB’s management incentive plan. Upon the Effective Time, Mr. Sa will be granted a restricted share unit award equivalent to $300,000 of SCB common stock, subject to vesting ratably over three years. Mr. Sa’s supplemental executive retirement plan that he currently enjoys will be assumed by SCB and SCB Bank. Mr. Sa will participate in SCB Bank’s vacation and time off policy and will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy. An automobile allowance of $900 will be provided to Mr. Sa, and he will also be entitled to SCB Bank’s general benefit plans. The Termination and Waiver Agreement provides that Mr. Sa will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” as defined in the CIC Agreement. Generally, if Mr. Sa is terminated without cause during the first two years of his employment with SCB and SCB Bank, he will be entitled to the change in control benefit under his current employment agreement. Under the CIC Agreement, in the context of a change in control transaction, if Mr. Sa is terminated or resigns for good reason, he will be entitled to two times his then current annual base salary, plus two times the average of his aggregate annual bonus paid or payable in the three prior calendar years. The foregoing summary of the Termination and Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Termination and Waiver Agreement, which is attached hereto as Exhibit 10.3, and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed Merger, the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of SCB or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against SCB or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of SCB and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of SCB, CBC or both; difficulties in retaining senior management, employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of SCB and CBC. Additional factors that could cause results to differ materially from those described above can be found in SCB’s amended Registration Statement on Form 10 filed on April 24, 2023, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of SCB’s website, www.banksocal.com, in CBC’s Annual Report on Form 10-K for the year ended December 31, 2022 which is on file with the SEC and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com, and in other documents that SCB and CBC file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SCB nor CBC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, SCB will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SCB and CBC and a prospectus of SCB, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to SCB’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investors and shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the Merger when they become available and any other relevant documents filed with the SEC in connection with the Merger because they will contain important information.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SCB and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of SCB’s website at www.banksocal.com (for SCB’s filings) and in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

SCB, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCB and CBC in connection with the Merger. Information regarding SCB’s directors and executive officers and their ownership of SCB common stock is available in SCB’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on June 13, 2023 and other documents filed by SCB with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on April 20, 2023 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.

Section 9 - Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 by and between Southern California Bancorp and California BanCorp
10.1	Employment Agreement by and among David Rainer, Southern California Bancorp and Bank of Southern California, N.A. dated as of January 30, 2024
10.2	Employment Agreement by and among Steven Shelton, Southern California Bancorp and Bank of Southern California, N.A. dated as of January 30, 2024
10.3	Termination and Waiver Agreement by and among Thomas A. Sa, Southern California Bancorp and Bank of Southern California, N.A. dated as of January 30, 2024
99.1	Joint Press Release, dated January 30, 2024
99.2	Investor Presentation, dated January 30, 2024
104	Cover Page Interactive Data File

* Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. SCB agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 30, 2024	SOUTHERN CALIFORNIA BANCORP

		By:	/s/ David I. Rainer
David I. Rainer
Chief Executive Officer